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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                            GROWTH HOTEL INVESTORS II
                            -------------------------
                                (Name of Issuer)

                       LIMITED PARTNERSHIP ASSIGNEE UNITS
                       ----------------------------------
                           (Title Class of Securities)

                                      NONE
                                 --------------
                                 (CUSIP Number)

                             CRAIG S. MEDWICK, ESQ.
                             G. DAVID BRINTON, ESQ.
                               C/O ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 MARCH 25, 1996
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 1 TO SCHEDULE 13D

CUSIP NO.    NONE                                    PAGE   2   OF   5   PAGES
            ------                                         ---      ---

- --------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  CARL C. ICAHN

- --------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) / /
                                                                         (b) / /


- --------------------------------------------------------------------------------
   3     SEC USE ONLY


- --------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

                  WC; OO
- --------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

- --------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES
- --------------------------------------------------------------------------------
        NUMBER OF             7   SOLE VOTING POWER

          SHARES                           15 UNITS
                          ------------------------------------------------------
       BENEFICIALLY           8   SHARED VOTING POWER

         OWNED BY                          5,649.3 UNITS
                          ------------------------------------------------------
           EACH               9   SOLE DISPOSITIVE POWER

        REPORTING                          15 UNITS
                          ------------------------------------------------------
          PERSON             10   SHARED DISPOSITIVE POWER

           WITH                            5,649.3 UNITS
- --------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,664.3
- --------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             / /

- --------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.6%
- --------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

                  IN
- --------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on February 15, 1996 (the "Schedule 13D") relates to limited partnership assignee units ("Units") of Growth Hotel Investors II, a California limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

         Devon was formed for the purpose of acquiring Units by means of the Offer. Devon purchased 17,118 Units pursuant to the Offer. The Offer is described in the Schedule 14D-1 filed previously by Devon with the Commission on February 15, 1996 (the "Devon 14D-1") and the exhibits thereto. The Units acquired by LTBD and the Units acquired by Devon in the past and pursuant to the Offer were acquired for investment purposes.

         On February 21, 1996, an action entitled Wallace v. Devon Associates was commenced in the Supreme Court of the State of New York by plaintiffs who are purportedly holders of Units. On February 28, 1996, an action entitled R&S Asset Partners v. Devon Associates was commenced in the Superior Court for the State of California. Both actions (the "Actions") were commenced by plaintiffs purporting to be holders of Units. Copies of the complaints filed in the Actions were previously filed as Exhibits (z)(i) and (z)(ii), respectively, to Amendment No. 1 to the Devon 14D-1, filed by Devon, Cayuga and Fleetwood with the Commission on March 8, 1996. On March 15, 1996, the parties to the Actions entered into a memorandum of understanding (the "Memorandum of Understanding") to submit for court approval a stipulation to settle the Actions and all claims that were asserted, or could have been asserted, in the Actions. Pursuant to the Memorandum of Understanding, the general partner of the Issuer (the "General Partner") agreed to take any actions as are reasonably necessary and consistent with its fiduciary duties to procure offers for the purchase of the properties held by the Issuer (the "Properties") which maximize the value of the Units. If, after taking such actions, the General Partner determines to accept an offer or offers to purchase all or substantially all of the Properties, it will prepare a proposed plan of liquidation for the Issuer, consistent with its fiduciary obligations, and submit such proposal to a vote of the holders of Units. If such plan is approved by the holders of a majority of the outstanding Units, such plan will be implemented. The Memorandum of Understanding was previously filed as Exhibit (c)(2) to Amendment No. 2 to the Devon 14D-1, filed by Devon, Cayuga and Fleetwood with the Commission on March 18, 1996.

         Except as disclosed herein, Icahn has no present plan, proposal or intention to effect any transaction which relates to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (j) any action similar to any of the enumerated in (a) through
(i) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Devon owns 17,119 Units and LTBD owns 15 Units. Icahn, as a result of his affiliation with LTBD and Fleetwood, may be deemed to beneficially own the 15 Units owned by LTBD and the 5,649.3 Units owned by Fleetwood, as 33% owner of the 17,119 Units owned by Devon.

         (b) Devon has the sole power to vote and dispose of the 17,119 Units owned by it, and LTBD has the sole power to vote and dispose of the 15 Units owned by it. However, as a result of his affiliation with Devon and LTBD, Icahn may be deemed to have shared voting and dispositive power over the 5,649.3 Units owned by Fleetwood as 33% owner of the 17,119 Units owned by Devon and the 15 Units owned by LTBD.

         Icahn expressly disclaims beneficial ownership of any Units not directly owned by him.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                           By:  /s/ Carl C. Icahn
                                                -----------------
                                                Carl C. Icahn



April 9, 1996





                    [Amdt. No. 1 to Schedule 13D for GHI II]